# Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

SwitchBin, Inc
12022 Blue Valley Parkway
Overland Park, KS 66213
https://www.switchbin.com/

Up to $1,069,997.76 in Common Stock at $3.12
Minimum Target Amount: $9,999.60

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

## Company:

**Company:** SwitchBin, Inc
**Address:** 12022 Blue Valley Parkway, Overland Park, KS 66213
**State of Incorporation:** DE
**Date Incorporated:** May 22, 2020

## Terms:

**Equity**

**Offering Minimum:** $9,999.60 | 3,205 shares of Common Stock
**Offering Maximum:** $1,069,997.76 | 342,948 shares of Common Stock
**Type of Security Offered:** Common Stock
**Purchase Price of Security Offered:** $3.12
**Minimum Investment Amount (per investor):** $249.60

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

**Voting Rights of Securities Sold in this Offering**

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Investment Incentives and Bonuses***

Time-based:

**Friends and Family Early Birds**

Invest within the first 48 hours and receive 15% bonus shares

**Super Early Bird Bonus**

Invest within the next 72 and receive 10% bonus shares

**Early Bird Bonus**

Invest within the next 7 days and receive 5% bonus shares

**Amount-Based:**

**$500+**

Receive 5% bonus shares

**$1,500+**

Receive 10% bonus shares

**$3,000+**

Receive 15% bonus shares

**All perks occur when the offering is completed.*

**The 10% StartEngine Owners' Bonus**

SwitchBin, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.12 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $312. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

**Insider Investment Notice**

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

## The Company and its Business

*Company Overview*

SwitchBin Inc., ("SwitchBin" or the "Company"), is a domestic c-corporation organized under the laws of the state of Delaware on May 22, 2020, which provides an automated end-to-end machine as a service platform to allow for the purchase and trade-in of smartphones and other connected devices without the need for a sales associate. We are currently at the MVP stage as we have a working product that allows for the purchase and return of smartphones and other wireless retail products. The Company's business model consists of multiple iterations of smart machines and return lockers powered by software that is integrated with a wireless carrier, retailer, or manufacturer focused on powering those connected device transactions for those companies under their brands. Our system allows a customer to purchase and trade-in online and then complete the transaction at a machine in a store where they'll use the trade-in return locked powered by diagnostics and AI for evaluation and immediately receive their new device for over-the-air activation. The process can also be started and completed at the machine or through an App. Our process is patented and a complete system is available to be ordered, integrated, and deployed for the U.S. market.

Intellectual Property

SwitchBin Inc. was granted a U.S. Patent in June 2021 for an application filed with the USPTO in April of 2019. The patent is the property of SwitchBin Inc. In addition to this, SwitchBin has other IP that it is currently working to develop including an integrated machine software package that will allow for all of the features we have patented relative to control and monitoring of the machine without the need for external machine software vendors.

Top reasons to invest:

1. The Company has spent considerable time, effort, and capital to file for and be awarded a patent

2. The management team has deep experience and broad senior-level connections with wireless carriers, retailers, and major manufacturers.

3. The Company has been approved as a vendor and has a signed contract from a Top Tier carrier.

4. SwitchBin believes we are the first complete buy and trade automated service in the market for new contract smartphones and connected devices.

5. We have received business and product input from the former CEO of AT&T Mobility, a former VP of Retail for Sprint and T-Mobile, and a former VP of Ericsson Enterprise. While not working with us daily we talk on a regular schedule and as needed and have received product input, business development connections and advice, as well as strategy input both for the business as well as our approach with potential customerss in the space from all of our advisors. Having these executives as advisors and believers in what we're doing has helped us tremendously with credibility in the market.

*Competitors and Industry*

INDUSTRY

Our industry is the wireless retail industry. The market size of the industry is forecasted at $331.3BN for 2022.
https://www.ibisworld.com/industry-statistics/market-size/wireless-telecommunications-carriers-united-states/

The average growth rate from 2017-2022 has been 2.8% annually. https://www.ibisworld.com/industry-statistics/market-size/wireless-telecommunications-carriers-united-states/#:~:text=past%205%20years%3F-,The%20market%20size%20of%20the%20Wireless%20Telecommunications%20Carriers%20industry%20in,average%20between%202017%20and%20

Our product fits in the store footprint, connected to the web experience, and in new alternate retail locations where the carriers and retailers may expand their reach using our technology.

In recent years, the hardware market is showing growth and we'd like to introduce our monthly fee model for a specifc iteration of the hardware which to our knowledge isn't available elsewhere today.

*https://www.factmr.com/report/self-service-kiosk-market*

COMPETITORS

The Company has several major competitors in the wireless device market. Some of the top competitors in our industry include: Ecoatm, Buyback Booth, and Cellomat.

Ecoatm is a San Diego-based company and the industry leader in automated device buyback and the Company's primary competition in the minds of industry leaders. They have raised significant funding over time, $347MM, https://www.crunchbase.com/organization/ecoatm, and are deployed in major retailers and grocery, but don't allow for in-machine purchases and activation of new devices as SwitchBin does.

Buyback Booth, a Canadian company, appears to own a very small share of the buyback market and as a private company doesn't publish its distribution, but there is no market evidence of broad coverage. They've raised $5.2MM to date and only do buyback in their machines.
https://www.crunchbase.com/organization/buyback-booth

Cellomat is an Israeli company that provides an integrated buyback and pickup kiosk for wireless devices. The company has raised $7MM to date and has an unknown market share. The business model is to allow for pickup and dropoff of a device, but no access to the customer account from the carrier or activation through the system. https://www.crunchbase.com/organization/cellomat

Redbox is an automated kiosk for the rental of DVDs. While revenues have plunged due to streaming services going mainstream, their 2015 revenue was $1.76BN even as streaming services were starting to cut into their sales and they peaked at $1.97BN in 2013. We don't anticipate customers giving up their cellphones as they did their DVDs.

Despite the present competitive landscape, the Company stands out in the wireless industry because we are a true wireless end-to-end retail solution configured to integrate into the carrier or MVNO inventory, billing, and activation system to deliver new devices, buyback, and evaluate old devices, and activate the new device for the customer on their account. We will do what a sales associate can do at a lower cost acting as an automated version of a wireless phone store. Since we have a patent on the end-to-end process of using a machine to buy, activate, return and test a wireless device, we don't know of a competitor providing this complete service.

*Current Stage and Roadmap*

CURRENT STAGE

The Company's automated wireless retail machine is in a demo-ready state as we now have our second prototype with demo software to do a purchase and trade-in. We have an MVP system now from another vendor, and have defined requirements for our own and are engaged with our machine manufacturer to define API information needed to get a resource quote to build the system.

FUTURE ROADMAP

With the completion of defining our API information we have plans to build out our mobile app. We have a vendor who will build it for us, and has demonstrated the product and provided a cost quote, but we are currently in considerations to build our own. In regards to manufacturing, the machines and lockers will be manufactured by others and our software will power them.

The Company's efforts for the next few years (Q4 2023) will be focused on completing market trials with wireless service providers, developing the software to allow for faster integration with customers, continuing the engineering to design and deploy more options to address the needs of the market, adding more customers to our business development pipeline, and building our team to support growth.

## The Team

**Officers and Directors**

**Name:** Bob Kilinski

Bob Kilinski's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  **Dates of Service:** December 01, 2021 - Present
  **Responsibilities:** Responsible for the entire business. Retains no salary, equity compensation of 4% total stock of company.

- **Position:** Board Director
  **Dates of Service:** March 21, 2022 - Present
  **Responsibilities:** Executive Chairman of the Board

Other business experience in the past three years:

- **Employer:** Brightstar
  **Title:** VP Retail Business Development
  **Dates of Service:** March 01, 2021 - July 30, 2021
  **Responsibilities:** Selling services to retailers

Other business experience in the past three years:

- **Employer:** Belmont Trading
  **Title:** VP Business Development
  **Dates of Service:** June 01, 2020 - February 01, 2021
  **Responsibilities:** Leading business development with a carrier

Other business experience in the past three years:

- **Employer:** Clover Wireless/Reconext
  **Title:** VP Retail
  **Dates of Service:** April 01, 2019 - April 01, 2020
  **Responsibilities:** Leading sales and building an ecommerce presence

Other business experience in the past three years:

- **Employer:** Retail Fission
  **Title:** Founder
  **Dates of Service:** April 01, 2020 - March 01, 2021
  **Responsibilities:** Consulting

**Name:** George Abdelmalak

George Abdelmalak's current primary role is with Blancco. George Abdelmalak currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder/President
  **Dates of Service:** December 01, 2021 - Present
  **Responsibilities:** Advises CEO on operational matters. No salary, equity compensation of 60.5%.

- **Position:** Board Director
  **Dates of Service:** December 01, 2021 - Present
  **Responsibilities:** Corporate decisions

Other business experience in the past three years:

- **Employer:** Blancco
  **Title:** Director of Sales
  **Dates of Service:** November 01, 2020 - Present
  **Responsibilities:** Account management for major accounts. He works approximately 20 hours per week in this role.

Other business experience in the past three years:

- **Employer:** Alchemy
  **Title:** Director of Sales
  **Dates of Service:** January 01, 2020 - July 01, 2020
  **Responsibilities:** Account management

Other business experience in the past three years:

- **Employer:** Vital Sales Force
  **Title:** Managing Director
  **Dates of Service:** October 01, 2014 - November 01, 2020
  **Responsibilities:** Day to Day Ops Leader

**Name:** Tracy Transmeier

Tracy Transmeier's current primary role is with Solar Tree Capital, LLC. Tracy Transmeier currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CFO
  **Dates of Service:** May 22, 2020 - Present
  **Responsibilities:** Financial Oversight and Strategy. No salary, equity compensation of 2% the company's total stock.

Other business experience in the past three years:

- **Employer:** Balance Innovations
  **Title:** VP of Product
  **Dates of Service:** January 01, 2017 - January 01, 2022
  **Responsibilities:** Lead product development and launch

Other business experience in the past three years:

- **Employer:** Solar Tree Capital, LLC
  **Title:** COO
  **Dates of Service:** January 10, 2022 - Present
  **Responsibilities:** Head of Operations, working approximately 40 hours per week

Other business experience in the past three years:

- **Employer:** Transcendent Thinking, LLC
  **Title:** Consultant - Tracy owns this company and keeps it active for projects
  **Dates of Service:** January 01, 2009 - Present
  **Responsibilities:** Business consulting

**Name:** Michelle Breashears

Michelle Breashears's current primary role is with Assurant. Michelle Breashears currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Director/Founder
  **Dates of Service:** May 22, 2020 - Present
  **Responsibilities:** Corporate level input on day-to-day operations and decisions. No salary, equity compensation of 5%.

Other business experience in the past three years:

- **Employer:** Hyla
  **Title:** Director Strategic Accts
  **Dates of Service:** October 01, 2017 - March 01, 2022
  **Responsibilities:** Account management major accounts

Other business experience in the past three years:

- **Employer:** Assurant
  **Title:** Director Strategic Accounts
  **Dates of Service:** March 02, 2022 - Present
  **Responsibilities:** Leads Strategic Accounts

## Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

***Uncertain Risk***
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock of SwitchBin Inc. should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Risks include loss of key employees, market risks related to labor changes, supply chain issues, financing, etc., competitor threats, new and disruptive technologies, our ability to obtain needed funding, pricing pressures, political and regulatory changes, operational and environmental risks.

***Our business projections are only projections***
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

***Any valuation at this stage is difficult to assess***
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

***The transferability of the Securities you are buying is limited***
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

***Your investment could be illiquid for a long time***
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the software and retail services industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

***If the Company cannot raise sufficient funds it will not succeed***
The Company, is offering Common Stock in the amount of up to $1,000,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

***We may not have enough capital as needed and may be required to raise more capital.***
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose

value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

*Terms of subsequent financings may adversely impact your investment*
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

*Management Discretion as to Use of Proceeds*
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

*Projections: Forward Looking Information*
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

*The amount raised in this offering may include investments from company insiders or immediate family members*
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

*We may never have an operational product or service*
It is possible that there may never be a fully integrated SwitchBin kiosk or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

*Some of our products are still in prototype phase and might never be operational products*
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

*Developing new products and technologies entails significant risks and uncertainties*
We are currently in the research and development stage and have only manufactured a prototype for our SwitchBin Platform. Delays or cost overruns in the development of our SwitchBin Platform and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

*Minority Holder; Securities with Voting Rights*
The security type that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

*You are trusting that management will make the best decision for the company*
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

*Insufficient Funds*
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

*This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.*
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

*Our new product could fail to achieve the sales projections we expected*
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market

acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

*We face significant market competition*
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

*We are an early stage company and have not yet generated any profits*
SwitchBin was formed on 5/22/2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. SwitchBin has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

*We are an early stage company and have limited revenue and operating history*
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that the SwitchBin Platform is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough clients so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

*We have existing patents that we might not be able to protect properly*
One of the Company's most valuable assets is its intellectual property. The Company's owns a patent on the process we're delivering, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

*Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective*
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

*The cost of enforcing our trademarks and copyrights could prevent us from enforcing them*
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

*The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business*
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

*Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time*
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

*We rely on third parties to provide services essential to the success of our business*
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

*The Company is vulnerable to hackers and cyber-attacks*
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on SwitchBin.com or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-

party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on SwitchBin.com could harm our reputation and materially negatively impact our financial condition and business.

*Integration Delays*
Bringing the full intended product to market requires integration with systems from the wireless carriers and operators. If the integration work and resources required aren't approved in a timely manner, it could create delays product deployment.

*Direct Competitor*
While we don't know of a competitor which has the full sale and trade model including activation of the new device, it is possible someone with more resources could build a product and try to get around our patent to compete directly with us.

*Our patent and other intellectual property could be unenforceable or ineffective*
Patents are limited in their impact to the country of issue. The Company currently possesses the rights to one or more issued patents in the United States. All patents are not created equal and our patent portfolio is likely weaker in some countries compared to others. Moreover, even though the patent has been issued, they can be challenged in a variety of ways such that it is possible that the Company will be competing without enforceable intellectual property protection in one or more markets.

*New and Unproven Process and System*
The SwitchBin automated system is a completely new product that we have recently introduced to carriers and retailers. Regardless of any current perceptions of the market, it is entirely possible that our product will not gain significant acceptance with any potential clients. Remember, we are planning on launching a system which replaces people inside a retail store. It could be very difficult to persuade a large number of the participants in these industries to try something new and untested to deliver services to their customers. The Company will only be able to create value if these companies are persuaded to use automation to deliver new devices and take back traded products. This will be a challenge and if we are unsuccessful in achieving significant sales, the value of your investment will depreciate significantly.

## Ownership and Capital Structure; Rights of the Securities

**Ownership**

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

| Stockholder Name | Number of Securities Owned | Type of Security Owned | Percentage |
|---|---|---|---|
| George Abdelmalak | 6,050,000 | Common Stock | 60.5% |

### The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 342,948 of Common Stock.

***Common Stock***

The amount of security authorized is 10,000,000 with a total of 8,000,000 outstanding.

*Voting Rights*

One vote per share. Please see voting rights of securities sold in this offering below.

*Material Rights*

**Voting Proxy.** Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

### What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

### Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

### Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

### Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  **Type of security sold:** Equity

**Final amount sold:** $0.00
**Number of Securities Sold:** 6,550,000
**Use of proceeds:** Founders shares
**Date:** May 22, 2020
**Offering exemption relied upon:** Section 4(a)(2)

# Financial Condition and Results of Operations

## Financial Condition

*You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.*

## Results of Operations

**How long can the business operate without revenue:**

We estimate we can operate the business for the next 24 months based on our target raise, and if we miss our target we would adjust accordingly and believe we can continue to operate for at least one year.

**Foreseeable major expenses based on projections:**

The major expenses we foresee that are based on our projections are:

(1) Equipment Procurement and customization - machine costs with installation are approximately $40,000 each. We assume customers will pay the monthly cost througfh full payoff and we will finance the machines against contracts with large customers. We assume 10 machine trials and expect we will have to use cash to place the orders but will be reimbursed once product is delivered to customers.

(2) Payroll/Services - to launch with a full trial program we assume we'll need project management, outsourced software development for integration with customer, business development, and customer support and training. Business Development will be an employee, the other services will be outsourced for trials. Total cost $200,000.

(3) Software Development - Approximately $100,000 per unique customer for customization and integration.

(4) Delivery and Setup - included in the $40,000 cost of procurement but will need to make cash outlay for each machine.

(5) Business Development - variable cost to include travel expenses on top of payroll listed above. Likely $10,000 per new customer.

**Future operational challenges:**

Some of the future operational challenges we forsee for SwitchBin is a possible supply chain delays and labor delays to get machines and have them installed.

**Future challenges related to capital resources:**

Capital infusion timing vs when we need to acquire machines and do custom software for a client could be an issue if we have a rush trial project requirement.

**Future milestones and events:**

We anticipate beginning a trial with a large wireless carrier in Q1 2023. The project will require fast development work, project management, product acquisition and customization, delivery and setup, and training. We'll need human and capital resources to bring that project online. The delivery and results will be extremely important to continuing to move forward with that carrier.

## Liquidity and Capital Resources

**What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)**

To date, and since we have been self funded since inception, the capital resources that are currently available to the company are access to friends and family funding for equity if required.

**How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)**

The funds are critical for the speed we want to move to extend market trial offers to potential clients.

**Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)**

We believe the funds from this campaign are not critical to the company's viability, but rather critical to speed to market.

**How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?**

Raising only our minimum will allow the company to operate for a period of one year. We will continue to operate with no salaries as expected and the current team will handle all required activities without added staff. It will require us to go slower as we'll only be able to contract for completely pre-funded trials with customers which is much harder to sell and will limit speed of growth until we can generate cash from contracted programs.

The financial picture would be no salaries, no headcount additions, we would roll all development costs, training, customization, and machine costs into the upfront payment from the partner, and then charge them a monthly fee to generate lower profits than our normal model.

**How long will you be able to operate the company if you raise your maximum funding goal?**

Raising our maximum we anticipate the company to be operational for a period of at least two years with trials of up to 20 systems in two markets. Our plans include adding temporary resources to manage launch plans with market trials, contract for labor for site surveys and installations plus freight, and contract developers for integration efforts with the machine and the carrier systems. We'll also need to add a full time resource for support of the systems once deployed in the field. We'll finance the machines against a contract for service which will be greater than the machine costs and generate margins anticipated to be over 50% on those agreements with the carriers. Cash should be generated through the trials if our first agreement is a guide. The labor and freight estimates are $250,000 per year to cover the trials, in addition to another $150,000 per year for integration development work and support.

We'll use up to another $100,000 of budget for business development and marketing.

**Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)**

We anticipate doing future capital raises as we get through market trials and prove our modeling with data.

## Indebtedness

The Company does not have any material terms of indebtedness.

## Related Party Transactions

The Company has not conducted any related party transactions

## Valuation

**Pre-Money Valuation:** $24,975,000.00

**Valuation Details:**

The Company has calculated its pre-money valuation to be $24,975,000.00 based on an analysis of comparable competitors, management's prior experience and successes, the value of total current assets, and its business partnerships and relationships.

**Comparable Competitors**

We looked at two competitors, Cellomat and Buyback Booth. Cellomat raised $7MM in 2015, and Buyback Booth raised $5MM in 2020, both pre-revenue. A 20% equity for those companies is a $25-$35MM valuation. Since we have both the buyback side as they do as well as a patent on the new device sale and activation we think our value should be much higher but went with the lower number.

(1) Ecoatm is a San Diego-based company and the industry leader in automated device buyback and the Company's primary competition in the minds of industry leaders as we speak to them about our platform. They have raised significant funding over time, $347MM, and are deployed in major retailers and grocery, but don't allow for in-machine purchases and activation of new devices as SwitchBin is designed to do and for which we have a patent.

*https://www.crunchbase.com/organization/ecoatm*

(2) Buyback Booth, a Canadian company, appears to own a very small share of the buyback market and as a private company doesn't publish its distribution, but there is no market evidence of broad coverage. They've raised $5.2MM to date and only do buyback in their machines.

*https://www.crunchbase.com/organization/buyback-booth*

(3) Cellomat is an Israeli company which provides an integrated buyback and pickup kiosk for wireless devices. The company has raised $7MM to date and has an unknown market share. The business model is to allow for pickup and dropoff of a device, but no access to the customer account from the carrier or activation through the system.

*https://www.crunchbase.com/organization/cellomat*

Despite the present competitive landscape, the Company stands out in the wireless industry because we believe we are a true wireless end to end retail solution configured to integrate into the carrier or MVNO inventory, billing, and activation system to deliver new devices, buyback, and evaluate old devices, and activate the new device for the customer on their account. We believe we can perform what a sales associate can do at a lower cost acting as an automated version of a wireless phone store. Since we have a patent on the end-to-end process of using a machine to buy, activate, return and test a wireless device, we don't know of a competitor providing this complete service.

**Management Team**

We believe the management team has deep experience and broad senior-level connections with wireless carriers, retailers, and major manufacturers.

Our CEO has run a multi-carrier business valued at $1.8BN with a 5,000 store operation in addition to leading marketing, advertising, and financial services businesses. He has also won several major contracts for retail services with national retailers including Walmart, Target, Costco, Sam's Club, and has done business with wireless carriers including T-Mobile, AT&T, Verizon, Tracfone, and US Cellular.

Our President has deployed national wireless programs with Sprint, thousands of wireless dealers, and the major national retailers.

Our advisors include the former CEO of AT&T Mobility, a former VP of Retail for Sprint and T-Mobile, and a former VP of Ericsson Enterprise.

**Intellectual Property & Assets**

The Company has spent considerable time, effort, and capital to file for and be awarded a patent. We have not had a formal valuation done for our patent for the end to end automation of a wireless purchase, trade, and activation, but it is the one thing that enables us to protect our process and anyone who wants to use a machine based delivery system connected to the carriers billing system will have to go through us.

**Partnerships**

The company has been approved as a vendor and has a signed contract from a Top Tier carrier. We are also actively engaged with a large national wireless brand as we work together to secure locations to deploy our system with their product.

***Disclaimers***

*The Company has set its valuation internally, without a formal-third party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) shares of Common Stock are the only class of equity currently outstanding; (ii) there are no currently outstanding options, warrants, or other securities with a right to acquire shares; and (iii) there are no shares currently reserved for issuance under a stock plan.*

### Use of Proceeds

If we raise the Target Offering Amount of $9,999.60 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *Operations*
  96.5%
  StartEngine fees.

If we raise the over allotment amount of $1,069,997.76, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *Marketing*
  5.0%
  We will use 5% of funds for PR, LinkedIn ads, social media, SEO, as well ad space in traditional and digital marketing programs.
- *Research & Development*
  20.0%
  We will use 20% of funds for developing more software, trialing new machines and pick/scan technologies to improve the forward inventory and return processes.
- *Company Employment*
  30.0%
  We will use 30% of funds for people for PM, software architecture, and business development are needed to manage deployments, lead outside resources to code customer projects, and continue to build our pipeline.
- *Working Capital*
  41.5%
  We will use 41.5% of funds for all other needs including legal, deploying market trials, freight, setup and installation, training development, etc.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

## Regulatory Information

### Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

### Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

### Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.switchbin.com/ (https://switchbin.com/annualreports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

## Updates

Updates on the status of this Offering may be found at: www.startengine.com/switchbin

## Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR SwitchBin, Inc

*[See attached]*

# SWITCHBIN, INC.

## Financial Statements
## Year Ended December 31, 2021 and 2020
*(Unaudited)*

## INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

## INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
SwitchBin, Inc.
Overland Park, Kansas

We have reviewed the accompanying financial statements of SwitchBin, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

### Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

### Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

### Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

### Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 29, 2022
Los Angeles, California

**SWITCHBIN INC.**
**BALANCE SHEET**
**(UNAUDITED)**

| As of December 31, | 2021 | 2020 |
|---|---|---|
| (USD $ in Dollars) | | |
| **ASSETS** | | |
| Current Assets: | | |
| Cash & Cash Equivalents | $ 800 | $ - |
| **Total Current Assets** | **800** | **-** |
| | | |
| Property and Equipment, net | 61,600 | 97,000 |
| **Total Assets** | **$ 62,400** | **$ 97,000** |
| | | |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| | | |
| **Total Liabilities** | - | - |
| | | |
| **STOCKHOLDERS EQUITY** | | |
| Common Stock | 100 | 100 |
| Additional Paid in Capital | 99,900 | 99,900 |
| Retained Earnings/(Accumulated Deficit) | (37,600) | (3,000) |
| | | |
| **Total Stockholders' Equity** | **62,400** | **97,000** |
| | | |
| **Total Liabilities and Stockholders' Equity** | **$ 62,400** | **$ 97,000** |

*See accompanying notes to financial statements.*

**SWITCHBIN INC.**
**STATEMENTS OF OPERATIONS**
**(UNAUDITED)**

| For Fiscal Year Ended December 31, | 2021 | 2020 |
|---|---|---|
| (USD $ in Dollars) | | |
| Net Revenue | $ - | $ - |
| Cost of Goods Sold | - | - |
| Gross profit | - | - |
| | | |
| Operating expenses | | |
| General and Administrative | 34,600 | 3,000 |
| Total operating expenses | 34,600 | 3,000 |
| | | |
| Operating Income/(Loss) | (34,600) | (3,000) |
| | | |
| Interest Expense | - | - |
| Other Loss/(Income) | - | - |
| Income/(Loss) before provision for income taxes | (34,600) | (3,000) |
| Provision/(Benefit) for income taxes | - | - |
| | | |
| **Net Income/(Net Loss)** | **$ (34,600)** | **$ (3,000)** |

*See accompanying notes to financial statements.*

**SWITCHBIN INC.**

**STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY**

**(UNAUDITED)**

| (in , $US) | Common Stock Shares | Common Stock Amount | | Additional Paid In Capital | | Retained earnings/ (Accumulated Deficit) | | Total Shareholder Equity |
|---|---|---|---|---|---|---|---|---|
| **Balance—December 31, 2019** | | | | | | | | |
| Issuance of Stock | 100,000 | $ | 100 | $ | 99,900 | | **$** | **100,000** |
| Net income/(loss) | | | | | | (3,000) | | (3,000) |
| **Balance—December 31, 2020** | 100,000 | | 100 | | 99,900 | $ (3,000) | **$** | **97,000** |
| Net income/(loss) | | | | | | (34,600) | | (34,600) |
| **Balance—December 31, 2021** | **100,000** | **$** | **100** | **$** | **99,900** | **$ (37,600)** | **$** | **62,400** |

*See accompanying notes to financial statements.*

**SWITCHBIN INC.**

**STATEMENTS OF CASH FLOWS**

**(UNAUDITED)**

| For Fiscal Year Ended December 31, | | 2021 | | 2020 |
|---|---|---|---|---|
| (USD $ in Dollars) | | | | |
| **CASH FLOW FROM OPERATING ACTIVITIES** | | | | |
| Net income/(loss) | $ | (34,600) | $ | (3,000) |
| *Adjustments to reconcile net income to net cash provided/(used) by operating activities:* | | | | |
| Depreciation of Property | | 15,400 | | - |
| **Net cash provided/(used) by operating activities** | | **(19,200)** | | **(3,000)** |
| | | | | |
| **CASH FLOW FROM INVESTING ACTIVITIES** | | | | |
| Purchases of Property and Equipment | | - | | (97,000) |
| Sales of Property and Equipment | | 20,000 | | - |
| **Net cash provided/(used) in investing activities** | | **20,000** | | **(97,000)** |
| | | | | |
| **CASH FLOW FROM FINANCING ACTIVITIES** | | | | |
| Capital Contribution | | - | | 100,000 |
| **Net cash provided/(used) by financing activities** | | **-** | | **100,000** |
| | | | | |
| Change in Cash | | 800 | | - |
| Cash—beginning of year | | - | | - |
| **Cash—end of year** | **$** | **800** | **$** | **-** |
| | | | | |
| **SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION** | | | | |
| Cash paid during the year for interest | $ | - | $ | - |
| Cash paid during the year for income taxes | $ | - | $ | - |
| | | | | |
| **OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES** | | | | |
| Purchase of property and equipment not yet paid for | $ | - | $ | - |
| Issuance of equity in return for note | | - | | |
| Issuance of equity in return for accrued payroll and other liabilities | | | | |

*See accompanying notes to financial statements.*

## 1. NATURE OF OPERATIONS

SwitchBin Inc. was incorporated on May 22, 2020, in the state of Delaware. The financial statements of SwitchBin Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Overland Park, Kansas.

SwitchBin Inc. provides an automated end-to-end machine as a service platform to allow for the purchase and trade-in of smartphones and other connected devices without the need for a sales associate. The Company's business model consists of multiple iterations of smart machines and return lockers powered by software which is integrated with a wireless carrier, retailer, or manufacturer focused on enabling those connected device transactions for companies using their own brands. Our system allows a customer to purchase and trade-in online then complete the transaction at a machine in a store where they'll use the trade-in return locked powered by diagnostics and AI for evaluation and immediately receive their new device for over the air activation. The process can also be started and completed with the machine or through and app. Our process is patented, and a complete system is available to be ordered, integrated, and deployed for the U.S. market.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Basis of Presentation**

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

**Use of Estimates**

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Cash and Cash Equivalents**

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

**Property and Equipment**

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

| Category | Useful Life |
|---|---|
| Equipment | 5 years |
| Office equipment | 5 years |

**Impairment of Long-lived Assets**

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

**Income Taxes**

SwitchBin Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

**Concentration of Credit Risk**

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

**Revenue Recognition**

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps: Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

SwitchBin will earn revenue from the sale of its automated end-to-end machine as a service platform that allows for the purchase and trade-in of smartphones and other connected devices

**Fair Value of Financial Instruments**

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

***Level 1***—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

***Level 2***—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

***Level 3***—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

**COVID-19**

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

**Subsequent Events**

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 29, 2022, which is the date the financial statements were issued.

**Recently Issued and Adopted Accounting Pronouncements**

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

## 3. PROPERTY AND EQUIPMENT

As of December 31, 2021, and December 31, 2020, property and equipment consists of:

| As of Year Ended December 31, | 2021 | 2020 |
|---|---|---|
| Equipment | $ 70,000 | $ 70,000 |
| Office equipment | 7,000 | 27,000 |
| **Property and Equipment, at Cost** | **77,000** | **97,000** |
| Accumulated depreciation | (15,400) | - |
| **Property and Equipment, Net** | **$ 61,600** | **$ 97,000** |

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2021, and 2020 were in the amount of $15,400 and $0 respectively.

## 4. CAPITALIZATION AND EQUITY TRANSACTIONS

**Common Stock**

The Company is authorized to issue 100,000 shares of Common Stock with a par value of $0.001. As of December 31, 2021, and December 31, 2020, 100,000 shares have been issued and are outstanding.

## 5. DEBT

The company had no debt as of December 31, 2021.

## 6. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, and December 31, 2020, consists of the following:

| As of Year Ended December 31, | | 2021 | | 2020 |
|---|---|---|---|---|
| Net Operating Loss | $ | (4,800) | $ | (750) |
| Valuation Allowance | | 4,800 | | 750 |
| **Net Provision for income tax** | $ | - | $ | - |

Significant components of the Company's deferred tax assets and liabilities on December 31, 2021, and December 31, 2020 are as follows:

| As of Year Ended December 31, | | 2021 | | 2020 |
|---|---|---|---|---|
| Net Operating Loss | $ | (5,550) | $ | (750) |
| Valuation Allowance | | 5,550 | | 750 |
| **Total Deferred Tax Asset** | $ | - | $ | - |

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021, and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $22,200, and the Company had state net operating loss ("NOL") carryforwards of approximately $22,200. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

## 7. RELATED PARTY

There are no related party transactions.

## 8. COMMITMENTS AND CONTINGENCIES

**Contingencies**

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

**Litigation and Claims**

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

## 9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through April 29, 2022, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

## 10. GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

*[See attached]*

# SwitchBin

Switch Your Tech... Fast!


SwitchBin
Wireless Retail Automation System
For Smartphones and More
https://switchbin.com

**$0.00** raised

| 0 Investors | $25M Valuation |
|---|---|
| $3.12 Price per Share | $249.60 Min. Investment |
| Common Shares Offered | Equity Offering Type |
| $1.07M Offering Max | Reg CF Offering |

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

*This Reg CF offering is made available through StartEngine Capital, LLC.*

*This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.*

Website | Overland Park, KS | SOFTWARE & SERVICES

SwitchBin is a technology startup which plans to automate the process of trading in and buying new devices with its revolutionary kiosk. Buying a new phone shouldn't feel like visiting the DMV, and with SwitchBin, the upgrade process has been designed to be simple, fast, and secure. Wireless carriers and retailers need an answer to the labor crisis and we believe SwitchBin's automated solution is it. SwitchBin is pre-revenue and in its prototyping phase. The current product is capable of both delivering a new phone and handling a trade-in without activation. Future development is anticipated to take six months after funding and will allow for the fully designed experience including the app based solution..

Overview | Team | Terms | Updates | Comments | Follow

## Reasons to Invest

- SwitchBin's interactive kiosk automates the process of trading in and upgrading a customer's phone, and its tech can be applied across multiple retail verticals including all connected devices, laptops, set top boxes, prescription delivery, and other categories where AI powered imaging and electronic validation can assist in a sale.
- The wireless industry is worth about $331.3 billion in the U.S. alone. More than 270 million Americans were identified as smartphone users in 2020, over 80% of the country's total population.
- The SwitchBin team is spearheaded by an experienced group of tech and retail executives who come from senior positions with major wireless carriers, national retailers, and global supply chain & reverse logistics organizations.

*Market information provided by IBISWorld and Newzoo (source / source)

## SwitchBin has developed a system which can automate the process of buying a wireless phone in the future

It's no secret that upgrading your phone is a grueling process. Despite its necessity, upgrading your phone can be about as much fun as a trip to the DMV.


Modern customers are looking for a swift, streamlined retail experience
Enter SwitchBin.

Recent trends show that modern customers are looking for a swift, streamlined retail experience and the growing rate of labor shortages have created a need for an automated solution (source). **Enter SwitchBin**, an integrated kiosk that makes the process of buying a smartphone fast, convenient, and secure.

Created by a team of successful tech and retail entrepreneurs who have over 80 years of combined experience, SwitchBin's patented technology aims to enhance the customer experience by automating transactional activities and enabling retailers to deploy their labor more efficiently.

THE PROBLEM

## Upgrading your phone shouldn't be a full day task

Navigating the current labor market has proven difficult for businesses. The combined shortage of workers and rate of turnover are forcing carriers to hike their wages to attract talent (source), all of which is hurting their bottom lines. These problems also have a negative impact on the customer, who have to deal with rising costs, overworked representatives, and understaffed stores. (source, source)

The process to buy and upgrade your phone is inherently complex, and these problems only serve to complicate it. We believe **customers are seeking a painless and efficient buying experience** free of today's frustrations.


Retail experiences should be free of hassle & frustrations

THE SOLUTION

## SwitchBin helps carriers and customers alike save time and money

SwitchBin is an end-to-end retail wireless platform that will **fully automate the process of buying and upgrading a phone**. Not a vending machine, SwitchBin is a patented software driven platform using artificial intelligence to streamline the trade-in and buying process. These revolutionary kiosks are capable of **ID verification, checking inventory, and screen validation,** all technologies which have been vetted by the company and are contemplated to be available depending on the requirements of the SwitchBin customer. They are even planned to deliver a cloud backup securely and completely data wipe traded devices through software available to the company.


SwitchBin
SwitchBin is a fully automated end-to-end retail wireless platform for buying and upgrading your devices
These revolutionary kiosks will be capable of
Verifying Identification
Inventory Check
Screening Validation

**SwitchBin and its planned capabilities are currently in the proof-of-concept & development phase. The above image features a prototype SwitchBin kiosk currently not available for commercial use. This prototype model allows you to demonstrate the purchase and trade-in of a phone in one transaction.*

Our platform is made for the modern, high-speed consumer. The last thing today's customers want to do is go through the lengthy process of upgrading their phones. With SwitchBin, they no longer have to, **freeing employee bandwidth** to tackle more complex matters day-to-day.

With SwitchBin, carriers are able to **expand their distribution** in a modern way **at a fraction of the cost and time**. Simply put, we believe SwitchBin will be the ultimate tool to augment carriers' storefronts into a universally optimized experience. Our kiosks are safe, compliant, and fully tested, so customers can rest easy knowing they can upgrade their device securely and seamlessly.


Our platform is made for the modern, high-speed consumer
SwitchBin is the ultimate tool to augment carriers' storefronts

THE MARKET

## One of the first movers in automating wireless retail experiences

SwitchBin is targeting the **$331.3B Wireless Phone Retail market** and the more than 270 million smartphone users in America (source, source). In 2021, **nearly 150 million smartphones were purchased in the U.S.** alone (source). As one of the first end-to-end solutions for wireless retailing, we believe SwitchBin is well positioned for the market needs.


Over 270 million smartphone users
in the U.S. in 2020, accounting for more than 80% of the country's population.

(source)

Beyond phones, SwitchBin's technology can be applied to other billion-dollar retail industries. In the longer term we are planning for iterations which can be used for services like laptop upgrades, as well as potential partnerships with businesses like cable companies, where SwitchBin could facilitate cable box and modem exchanges.

OUR TRACTION

## Patented and preparing for market trials

SwitchBin has already **secured a patent on the end to end automated process** of buying, trading, and activating wireless phones with our kiosks, which will allow customers fast access to the devices they want without the need for interaction with a sales person. Currently, SwitchBin has signed **a contract for market trials with a top-tier carrier**, and we are also in serious discussions with and developing operational plans with other wireless retailers.


SwitchBin has already secured a patent on the end-to-end automated process of our kiosks & has signed a contract for market trials with a top-tier carrier

Complimenting our cutting-edge product is SwitchBin's experienced leadership, a team with deep roots in the retail and wireless markets, along with large company and start-up history. Our team of advisors are experts in various disciplines and industries, equipping SwitchBin with every connection we would ever need in the U.S.

WHY INVEST

## Optimizing retail experiences with SwitchBin's self-contained stores

We believe SwitchBin will be the ultimate sales supplement for wireless carriers. It's a quick, easy, and cost-effective method to give the customer an ideal upgrade experience, and it lightens the burden of the storefront workers. Moreover, our technology translates perfectly to other retail spaces, which gives our platform a dimension of adaptability that's difficult to find anywhere else on the market.

**Help us revolutionize the wireless retail industry** and become a shareholder in SwitchBin today.


SwitchBin
How can I help you buy and trade your device today?
SwitchBin
Help us revolutionize the wireless retail industry
SwitchBin's quick, easy, and cost-effective solution will give customers an ideal upgrade experience, lightening the burden of storefront workers.

**SwitchBin is currently in the proof-of-concept & development phase. The above image features a prototype SwitchBin kiosk currently not available for commercial use.*

**Month Year05/22/2020**
### Our Company Launches!
Website launched, incorporated, and beginning to plan to build a demo ready MVP.

**June 2020**
### R&D on Buy/Sell Automation Process Completed
Using technology audit and process reviews for existing programs, developed an automated solution to allow customers to buy, trade-in, and activate smartphones without the help of an associate.

**November 2020**
### Received Prototype #1 of System
Initial prototype delivered for programming and testing

**November 2020**
### Large Carrier Meeting
Our first pitch to a large wireless carrier which would lead to many more

**May 2021**
### Second Prototype
Received new prototype #2 with revised software and return lockers!

**June 2021**
### Patent Issued
SwitchBin receives Patent for technology of machine which integrates with a carrier to dispense and take back mobile devices!

**June 2021**
### Carrier Contract
Awarded a market trial contract for multiple trials from a Tier 1 Carrier!

**December 2021**
### Advisory Board
Completed addition of three experienced and well connected Advisory Board members!

**June 2022**
### Trial Planning for Carrier [ANTICIPATED]
We anticipate beginning a trial plan to deploy in the future with our carrier who has contracted for our services (Anticipated).

# Meet Our Team



## George Abdelmalak

President and Board Director

*George Abdelmalak is a seasoned executive with over 20 years of proven success in the field of consumer electronics and telecommunications industries. Diversity of his experience makes him unique, holding senior level positions at Helio, Hyla Mobile, Blackbelt Defence Software, and P4C Global.*

*As the head of Sales Operations at Helio, he had responsibility of rolling out over 4,000 stores nationally. At Helio he built out a sales operations department that was responsible for all planning and execution of product, collateral, forecasting, and regional management to all points of distribution. George was then recruited by the COO and co-founder of Hyla Mobile to launch a pilot for the 1st carrier grade mobile trade in program. Mr. Abdelmalak was able to achieve a 400% lift in the 1st 6 weeks of the pilot, that garnered a national rollout out of the Sprint account. With George's leadership and retail experience, he was able to reach 100M in revenue from the Sprint account in the first year. Mr. Abdelmalak than went on to work for Blackbelt Defence software, a leader in diagnostic and datawipe software for mobile device worldwide. George was recruited to launch their North America operations. Using his background in trade and connections was able to grow the company from 3 accounts to 41 in 12 months, including bringing on the largest electronics 3PL, Brightstar's Global reverse account, and adding 60M device checks a year.*

*Most recently Mr. Abdelmalak co-founded SwitchBin (Switch) in pursuit of changing wireless retail. Utilizing their patented technology, Switch has created the 1st complete automated self-serve solution for wireless carriers and cable providers. Their machine allows you to buy activated devices and accessories while allowing you to trade in your old device. The goal is to offer a better experience to the customer by cutting wait times, as well as reducing labor costs that simply aren't needed.*

*Currently, George is the Sales Director for mobile software for Blancco mobile. Blancco is a global leader in drive erasure with enterprise, ITAD, and mobile customers around the world.*

*George works approximately 40 hours per week as the Director of Sales for Blanco and approximately 20 hours per week as President and Board Director for SwitchBin.*



**Bob Kilinski**

CEO and Board Director

*Entrepreneurial retail focused business executive with broad experience in marketing, merchandising, strategy, new business development, sales, 3rd party marketplaces, services, extended warranties, and startups. Energized by advising and mentoring.*

*Disciplined, energetic, and driven - 14 time Ironman finisher, multiple time Boston Marathon qualifier and finisher, two time Ironman 70.3 Championship qualifier.*

*U.S. Army veteran.*



**Tracy Transmeier**

CFO

*Tracy Transmeier has 30 years' experience in corporate strategy, business and product development, operations, and finance. Having conceived and launched products and services that generated $100s of millions, Tracy is a builder of new businesses, products, and partner relationships. Early in her career, Tracy worked as a CPA and consultant at KPMG. After KPMG, she expanded her areas of expertise in corporate strategy, business and product development, partnership development, marketing, and operations. Tracy has worked in companies of all sizes, from Fortune 100 to pre-revenue start-ups, including launching her own management consulting firm. She has held leadership roles at Balance Innovations, Hyla Mobile, Embarq, Sprint, and KPMG. Tracy has a BS-Accounting from the University of Kansas and an MBA from Baker University. Tracy serves as the chief operating officer (COO) at Solar Tree Capital, LLC approximately 40 hours a week and works as the CFO for Switchbin approximately 5 hours per week.*

**Michelle Breashears**

Board Director/Founder

*Michelle Breashears began her wireless industry career after college, and hasn't left yet. Her experiences range from launching a startup to managing a product line with $4B in revenue. Beginning at Sprint (now T-Mobile), she facilitated development for several MVNOs and focused on development activities to ensure their success in the marketplace.*

*Over the past 12 years, she has focused on advancing the mobile device circular economy through the development and management of some of the most successful trade-in programs in North America. Starting at eRecyclingCorps in 2010 (which became Hyla Mobile and was recently acquired by Assurant), she developed processes and strategies which have enabled consistent growth in the trade-in space year over year.*

*She continues to focus on opportunities that maximize the value for the consumer and provider while maintaining strong stewardship of our environment.*

## Offering Summary

| | |
|---|---|
| **Company** | SwitchBin, Inc |
| **Corporate Address** | 12022 Blue Valley Parkway, Overland Park, KS 66213 |
| **Offering Minimum** | $9,999.60 |
| **Offering Maximum** | $1,069,997.76 |
| **Minimum Investment Amount (per investor)** | $249.60 |

## Terms

| | |
|---|---|
| **Offering Type** | Equity |
| **Security Name** | Common Stock |
| **Minimum Number of Shares Offered** | 3,205 |
| **Maximum Number of Shares Offered** | 342,948 |
| **Price per Share** | $3.12 |
| **Pre-Money Valuation** | $24,975,000.00 |

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

**Voting Rights of Securities Sold in this Offering**

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Investment Incentives and Bonuses***

**Time-based:**

**Friends and Family Early Birds**

Invest within the first 48 hours and receive 15% bonus shares

**Super Early Bird Bonus**

Invest within the next 72 and receive 10% bonus shares

**Early Bird Bonus**

Invest within the next 7 days and receive 5% bonus shares

**Amount-Based:**

**$500+**

Receive 5% bonus shares

**$1,500+**

Receive 10% bonus shares

**$3,000+**

Receive 15% bonus shares

**All perks occur when the offering is completed.*

**The 10% StartEngine Owners' Bonus**

SwitchBin, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.12 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $312. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

**Insider Investment Notice**

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

## Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

## Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

## Updates

Follow SwitchBin to get notified of future updates!

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

In this day and age we need a smart solution for buying and selling smart phones!

Introducing SwitchBin's VSF Pro model, to our knowledge the first automated end to end retail wireless platform and kiosk.

It's powered by a patented process using software to facilitate seamless start to finish service where people can buy, trade, and activate their devices.

It's fast and convenient and you don't need a sales associate.

SwitchBin can be deployed at almost any retail location.

Customers shop online and pick up their phone at a SwitchBin machine in a retail store.

It provides retailers and carriers with secure real time inventory management and safety for the customers phone and data.

SwitchBin in the future will use available technologies to perform identity validation and ensure that returns and trade-ins are fully tested, screen checked, and wiped of all data. Customers once had to devote what seemed like an entire day to purchasing and activating a phone.

With SwitchBin they get a phone in hand in less than 10 minutes.

Finally wireless carriers and retailers will have the option of giving customers a full suite of choices for how they want to shop.

80% of customers say they want a self-service non-traditional check out option.

SwitchBin is designing the service to reduce overhead and labor costs, improve the customer experience and, deliver a consistent and efficient patented sales process.

By eliminating the hassle and making it easy, customers are likely to buy upgrade and trade in their devices more frequently.

Retailers in turn can increase trade-ins and purchases and lower labor costs.

It's a win-win!

We believe SwitchBin can be the ultimate sales supplement for wireless carriers and retailers.

Bringing automation to the Wireless Retail industry can make the customer upgrade experience fast, easy, and convenient, and reduce the workload of the storefront workers.

The SwitchBin team is currently at the MVP stage.

We have a working product which allows for the purchase and return of smartphones and other wireless products and are looking forward to completing the development to integrate with and deliver service to carriers and retailers.

Our senior executives and advisers bring a wealth of knowledge to our team.

They have worked with the largest carriers and retailers and have lead organizations including sales, marketing, supply chain, logistics, and entire companies.

Many have experience working with start-ups as well.

There is a real need for a smart solution for buying and selling smart phones.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.